                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of July 2003



                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F    X                            Form 40-F
                 -----                                      -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes                                No    X
          -----                              -----

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-              .)

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         This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          BANCOLOMBIA S.A.
                                           (Registrant)




Date: July 15, 2003                       By /s/ JAIME ALBERTO VELASQUEZ B.
                                             ------------------------------
                                             Name: Jaime Alberto Velasquez B.
                                             Title: Vice President of Finance
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(BANCOLOMBIA LOGO)


          BANCOLOMBIA REPORTS ACCUMULATED UNCONSOLIDATED NET INCOME OF
             PS 139,326 MILLION DURING THE FIRST SIX MONTHS OF 2003



Medellin, July 14, 2003. BANCOLOMBIA (NYSE:CIB)*


BANCOLOMBIA reported unconsolidated net income of Ps 25,889 million for the month ended June 30, 2003. For the six months ended June 30, 2003 the Bank reported accumulated net income of Ps 139,326 million, 90.9% higher than for the same period in 2002.

Total interest income, including investment securities, amounted to Ps 69,779 million in June 2003 and Ps 381,691 million for the six-month period ended June 30, 2003, 50.5% higher than for the same period in 2002.

Total fees and income from services amounted to Ps 19,448 million in June 2003 and Ps 122,535 million for the six-month period ended June 30, 2003, 21% higher than for the same period in 2002.

Total assets amounted to Ps 10.4 trillion in June 2003 increasing 25.6% over the last twelve months. Total deposits increased approximately 11% to Ps 6.2 trillion over the last twelve months. BANCOLOMBIA's total shareholders' equity totaled Ps 1.45 trillion in June 2003.

BANCOLOMBIA's level of past due loans as a percentage of total loans was 1.7% as of June 30, 2003, and the level of allowance for past due loans was 255%.

MARKET SHARE

According to ASOBANCARIA (Colombia's national banking association), BANCOLOMBIA's market share of the Colombian Financial System in June 2003 was as follows: 12.4 % of total deposits, 13% of total net loans, 10.8% of total savings accounts, 17.7% of total checking accounts and 11.4 % of time deposits.


--------------------

  * Please note that the information contained herein sets forth and is based on the unconsolidated, unaudited financial results of the Bank for the periods specified and as calculated herein in accordance with Colombian GAAP. Such information can therefore not be compared to and should not be used in any way to interpret any information contained in Bancolombia's annual report on Form 20-F for the year ended December 31, 2002 or in Bancolombia's latest quarterly press release, each of which contains the consolidated financial results of the Bank and its subsidiaries for each of the periods specified and as calculated each therein.

  CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

  This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors that could cause actual results to differ materially from those indicated in such statements.



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CONTACTS

JAIME A. VELASQUEZ          MARIA A. VILLA                  FAX: (574) 2317208
FINANCIAL VP                IR MANAGER                      WWW.BANCOLOMBIA.COM
TEL.: (574) 5108666         TEL.: (574) 5108866